2004 ANNUAL LETTER TO SHAREHOLDERS

Dear Shareholder

For Response Biomedical, 2004 produced widespread industry and stakeholder recognition that we have raised the performance of lateral flow immunoassays to a new level of excellence with our RAMP Platform. Definitive independent validation across product lines is driving awareness and creating entirely new potential market opportunities based on this level of performance.

  The Company received US Food and Drug Administration (FDA) market clearance of RAMP Troponin I and CK-MB tests enabling the commercialization of its lead clinical products for the early diagnosis of heart attack, or acute myocardial infarct (AMI).

  Moreover, the peer-reviewed and broad publication of the RAMP Troponin I Test results from multi-center US clinical trials demonstrated significant performance improvement over the leading competitive Point-of-Care (POC) system.

  The RAMP Anthrax Test became the only approved assay following an 18-month US Department of Homeland Security (DHS)/AOAC comprehensive evaluation of five commercially available rapid tests.

  The US Centers for Disease Control (CDC) published research demonstrating the RAMP West Nile Virus Test is the most accurate rapid on-site environmental test on the market with 100-fold improvement in sensitivity over the competition.

These results and other third-party research unequivocally show RAMP has overcome the performance limitations of early generation POC immunoassays to produce highly sensitive and accurate, lab quality results in minutes. This has positioned RAMP as the performance leader in our current market segments, resulting in an increase in revenue from product sales in 2003 of 157%. During 2004, revenues increased across all three of the Company’s product lines, reflecting growing acceptance of the Company’s products in its second full year of product sales. Specifically, revenues from product sales for the year were $2,127,196 as compared to $827,795 for the year ended December 31, 2003.

Response is now prominently on the radar screen of leading international life science and healthcare companies, and potential marketing partners exploring development and commercialization collaborations. This is evidenced by the following initial new collaborations:

  Shionogi & Co. is funding development of a BNP (B-type natriuretic peptide) test on RAMP for the congestive heart failure testing market in Japan;
  3M Medical Division is funding development and intends to market a line of clinical infectious disease tests using the RAMP platform, and
  General Dynamics is integrating RAMP into its biological detection technology for military and homeland security agencies worldwide.

The challenge and opportunity in 2005 is to move beyond development agreements to ratify commercialization agreements with our current partners, and conclude additional collaborations that enhance the Company’s product portfolio and its marketing and distribution network internationally. These critically important relationships are expected to facilitate increasing revenue in 2005 and beyond, further positioning RAMP as the world’s leading POC immunoassay platform.

Clinical Sales and Marketing Strategy
Based on the establishment of the outstanding sensitivity and accuracy of the Company’s RAMP Troponin I Test and the strategic business development opportunities that ensued, senior management recognized that RAMP had achieved the required performance to become the POC platform of choice for rapid cardiovascular testing.

We elected to refrain from entering into marketing and distribution agreements with a compliment of potential distributors for the three FDA cleared RAMP Cardiac Marker Tests. Instead, we made the prudent business decision to evolve our clinical sales and marketing plans to capitalize on a significantly stronger and far-reaching distribution network for an expanded cardiovascular line. Although foregoing some initial revenue from cardiac test sales, parallel negotiations for these same jurisdictions are underway with other third parties and involve both new proprietary tests and overarching marketing possibilities.

Negotiations with multiple potential partners are continuing. We are confident that the outcome will have a profound positive impact on future potential revenue from product sales, and the corresponding valuation of the Company.

Another indicator of RAMP’s competitive advantages is evidenced by the Company’s ability to attract Dr. Michael Groves, former Vice President, International Sales with Abbott POC and i-STAT, as the new Vice President, Sales and Marketing. With more than 25 years of direct diagnostic industry experience spent developing and commercializing POC diagnostics, Dr. Groves is strategically managing the Company’s worldwide sales program, while enhancing the distribution network to further heighten commercial interest and facilitate rapid market adoption of current and future RAMP products.

  In the United States, we have implemented a hybrid sales approach - a combination of direct sales into the high volume hospital segments to be supplemented by distribution into the large number of lower volume facilities.

  Dr. Groves is leading the initial clinical sales team of high caliber US-based senior sales associates, selling directly to strategic customers and importantly, preparing to support distributors and marketing partners.

  With regulatory clearance of the Company's lead cardiovascular tests in the US, Canada, China and much of Europe, we anticipate significant revenue growth from this product line through 2005 and well beyond. As an example, Response has already sold over 145 clinical RAMP Systems in China to its exclusive distributor, O & D Biotechnology.

Congestive Heart Failure (CHF) Testing Program
The Company is leveraging heightened recognition of RAMP’s lab quality performance to solidify strategically advantageous long-term relationships with capable partners to expand the clinical product portfolio.

BNP and NT-proBNP are widely recognized as definitive tests for diagnosing CHF, with a market potential approaching US$1billion. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. There are currently five commercially available BNP systems, four of which are performed on lab analyzers, and two NT-proBNP lab tests.

  BNP Program For CHF In Japan
  The results to date from the BNP development program funded by Shionogi & Co. provide confidence that the RAMP test will be rapidly adopted once it becomes the only commercially available POC BNP test in Japan.

  The Company anticipates the RAMP Cardiac Marker Tests for detecting heart attacks and the RAMP BNP test will be introduced in Japan during the first quarter 2006.

  CHF Worldwide
  The collaboration with Shionogi has also positioned RAMP as a leading candidate for companies that have CHF markers but no POC delivery vehicle.

  Response continues working toward ratifying an agreement that would enable the Company to commercialize a RAMP BNP Assay, not only in Japan, but worldwide.

  In parallel, the Company has also recently entered into third party discussions with another leading international diagnostics company exploring development and commercialization opportunities for NT-proBNP.

While we assess broader reaching marketing options for an expanded clinical product portfolio, we are encouraged by the progress to date and appear to be in the later stages of solidifying critically important commercialization agreements for worldwide marketing and distribution.

  Biodefense Product Line
  The RAMP Anthrax Test has the exclusive distinction of being the only rapid biological detection system to be lab tested and formally approved for use by AOAC International.
  This followed a comprehensive 18-month evaluation of five commercially available anthrax field tests, funded by the US DHS. Although expected, this is yet another important source of third party validation of RAMP's market-leading performance that is positively impacting product sales.

  Subsequently, the Company received a US$250,000 purchase order from a group funded by DHS with a mandate to train first responders throughout the US.

  Although the Company is not at liberty to disclose particulars, the collaboration with General Dynamics (GD) aimed at integrating the company’s respective biological detection and identification technologies is progressing well. A fully functional prototype has been demonstrated and GD is now competing with one other company for the first military contract for the integrated system.
  Environmental West Nile Virus
  The Company is making considerable progress commercializing the West Nile Virus Test through its sole US distributor, Adapco Inc., the largest supplier of mosquito control products in the US. This is particularly supported by the publication of an evaluation by the US CDC showing it is fully 100 times more sensitive than the competition. Having captured approximately 20% percent of the total US mosquito control testing market in the first full year of sales, we anticipate further increasing our market share during the upcoming season.

  In April, we had the privilege of hosting more than 100 leading experts and delegates from around the world at Response headquarters from the American Mosquito Control Association Trustees meeting in May.

Clinical Infectious Disease Market
Clinical infectious disease prevention and detection includes new product candidates in a broad array of priority areas such as sexually transmitted diseases, Streptococcus (Strep), Staphylococcus (Staph), Influenza (Flu) and related bacterial and viral infections.

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. Clinical infectious disease testing at the Point-of-Care is expected to improve patient outcomes by enabling physicians to make informed medical decisions rapidly. The evidence continues to mount that RAMP’s performance improvement over classic POC visual assays provides a tremendous opportunity in this area.

  3M Infection Screening Test
  The development program is a co-development agreement with 3M's Medical Division aimed at developing a new rapid, point-of-care microbiology test in the area of infection prevention.

  3M Medical Division is part of a world class company with an extraordinary ability to develop and commercialize promising new technologies. 3M Health Care is a recognized leader in infection prevention and this collaboration is aimed at broadening its core competency to include rapid identification at the POC.

  The companies intend to enter into a further supply agreement whereby Response Biomedical will manufacture and 3M will exclusively market a line of microbiology tests.

  This unique combination of technology and expertise in infectious disease testing will help us introduce a broader product portfolio to enhance patient outcomes and improve productivity for physicians and health care providers.
  Agri-Food Test
  After completing Phase II development of a rapid quantitative RAMP Biotech Test, the international biotechnology company funding the program recently purchased 10 RAMP
  Systems for evaluation. This project is designed to identify biotech traits in harvested grain, and represents the Company’s lead entree into the agricultural food and grain testing market.

Fiscal 2004 Financial Results
Total revenues for 2004 were $2,676,881, more than double 2003 revenue of $1,283,753. Total revenues for the fourth quarter were $456,493, compared to $377,443 for the corresponding period in 2003.

For 2004, biodefense product sales were $879,637, representing a 55% annual increase; clinical cardiac product sales were $506,475, representing a 197% annual increase; and West Nile Virus product sales were $741,084, representing an annual increase of 731% in the first full year of sales of this test.

The Company recorded a net loss of $4,938,975 or eight cents per share for fiscal 2004, compared with a net loss of $4,191,602 or nine cents per share for the year ended December 31, 2003.

Having achieved more than 100 percent revenue growth compared with its first full year of sales in 2003, the Company is well positioned for greater revenue in 2005 and higher revenue growth beginning next year. This is primarily attributable to a growing referenceable clinical customer base and the anticipated market introduction of additional products.

The Company’s financial statements, management’s discussion and analysis of financial condition and results of operations for the fiscal year ending December 31, 2004 are now available on SEDAR at www.sedar.com.

Corporate Finance

During 2004, the Company completed two private placements raising net proceeds of $5,409,927. In addition, a further $3,251,250 in cash was obtained through the issuance of shares related to the exercise of warrants and options. As at December 31, 2004, the Company had working capital of $3,121,194, no debt on its balance sheet, and a US$1,000,000 line of credit fully available for use to Dec 15, 2005.

Although the Company is sensitive to concerns about dilution, given the performance and revenue potential for RAMP products in several large market opportunities, proceeds from these financings were a necessary and expeditiously administered investment in the future of this Company.

In closing, I would like to welcome Mr. Sidney Braginsky, former President of Olympus America Inc., to the Company’s Board of Directors; Mr. Robert Pilz, who re-joined the Company as Chief Financial Officer and Vice President, Finance; and Dr. Michael Groves, our US-based Vice President, Sales and Marketing. I would also like to acknowledge Haywood Securities for its continued support, particularly as we prepare for a US quotation and listing. Most importantly, on behalf of management and staff, I would like to acknowledge your continued support at this time of extraordinary opportunity.

With hundreds of distinct immunoassay-based tests currently performed on centralized lab analyzers, RAMP has demonstrated sufficient performance to enable the transition of these tests from the lab to the POC. Further, entirely new POC applications are emerging in other large potential market opportunities by virtue of superior performance. With validated performance advantages over market leading competitors in each of the areas it is commercializing product, the Company is well positioned for significant near-term revenue growth and long-term commercial success.

Sincerely,

Bill Radvak
President & Chief Executive Officer
April 29, 2005